Exhibit 99.74

COLLECTIVE MINING LTD.

NOTICE OF CHANGE OF AUDITOR

TO:	Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial and Consumer Affairs Authority

The Manitoba Securities Commission

Financial and Consumer Services Commission, New Brunswick

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Government of Newfoundland and Labrador

Office of the Superintendent of Securities, Prince Edward Island

Office of the Superintendent of Securities Northwest Territories

Office of the Yukon Superintendent of Securities

Nunavut Securities Office

AND TO:	PricewaterhouseCoopers LLP

BDO Canada LLP

Collective Mining Ltd. (the “Company”) is issuing this notice pursuant to section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) of the change of its auditor from PricewaterhouseCoopers LLP (the “Former Auditors”) to BDO Canada LLP (the “Successor Auditors”). In accordance with NI 51-102, the Company hereby gives notice as follows:

1.	On January 11, 2024 (the “Effective Date”), the Former Auditors resigned as auditor of the Company at the request of the Company.

2.	The Company’s audit committee and board of directors considered and approved the resignation of the Former Auditor as auditor of the Company and the appointment of the Successor Auditor as successor auditor effective as of the Effective Date.

3.	None of the reports of the Former Auditors on any of the Company’s financial statements relating to the “relevant period” (as such term is defined in section 4.11(1) of NI 51-102) expressed a modified opinion.

4.	In the opinion of the Company, there have been no “reportable events” (as such term is defined in section 4.11(1) of NI 51-102) between the Company and the Former Auditor.

Dated at Toronto, Ontario this 11th day of January, 2024.

COLLECTIVE MINING LTD.

/s/ Paul Begin
Chief Financial Officer
Collective Mining Ltd.